Supplement filed pursuant to Rule 253(g)(2)

File No. 024-11472

SUPPLEMENT NO. 3 DATED NOVEMBER 18, 2022

TO OFFERING CIRCULAR DATED APRIL 6, 2021

Aurigraph DLT Corporation

1060 Broadway#1114
Albany, NY 12204

This document supplements, and should be read in conjunction with, the Offering Circular dated April 6, 2021, of Aurigraph DLT Corp. (the “Company”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meaning as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Appointing Mr. Balaji Vasantharajan as the CFO of Aurigraph DLT Corporation per the signed Executive employment agreement as of the 15th day of November 2022.

•

Updated information regarding the membership of the board of directors of the Company. The board of Aurigraph DLT Corp unanimously approved the resolution to retire Mr. Subramanya Jois from the CFO position as of November 15th, 2022.

The following information replaces the information under “Executive Officers and Directors” in the section titled “DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES” on pages 23 and 24 of the Offering Circular form FORM 1-A/A filed on April 6th, 2021.

DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

As of the date of this amendment to offering circular, the executive officers and directors of the company and their positions are as follows:

Name	Position	Age	Date of First
			Appointment
Executive Officers and Directors(*)

Subramanya Jois	Chairman of the Board and Chief Executive Officer and secretary.	54	January 28, 2022
Balaji Vasantharajan	CFO, and Executive Officer, Director	44	November 15, 2022
Sharadh Jois	Director	28	January 28, 2022

Executive Officers and Director.

Subramanya Jois,

Chairman, CEO, and secretary, Aurigraph DLT Corporation.

Mr. Subramanya Jois has been led strategic technology leadership in start-up having built products across verticals over 32 years with a few exits. Subramanya Jois has dedicated his time to build Aurigraph since 2015. Among his other expertise are :

•Conceived and Built Aurigraph, Mining-less Platform, protocol, with Realtime Reconciliation and Audit, achieving consensus in under500 ms and super scalability and throughput in excess of 100000 TPS, overcoming limitations in Blockchain and DAGs to make way for Edge computing

•Architect for first DLT based Open Banking solution and Legal Process Automation using Ricardian Smart contracts

•Expertise on Digital Identity, Interest and Intent Capture to build Personalization on Technology platforms using Neural Networks

•Realtime Analytics using Graph Data and Machine Learning to deliver High availability Platforms

•Built and rolled the first ever e-governance in village panchayath, 1998-2006 and recognized by UN-ESCAP

Guest lectured on New Product Development at IIM-B NSR cell, Bangalore, SP Jain GIM, Mumbai,

and University of Witwatersrand, Johannesburg

•Part of IEEE Standards working groups in software engineering. Helped define four software engineering standards

•Has Filed patents in In-Store consumer analytics, DLTs on Aurigraph and Distributed application in fintech, supply chain and legal process applications.

Balaji Vasantharajan

Executive Officer, and CFO.

Chartered accountant from institute of Chartered Accountants of India with over 20 years of experience in finance, planning, strategy, accounting and Compliance. Worked with Ford Motors, Dell and Airtel. Last 5 years worked as a consultant and Virtual CFO into E-Retailing, EdTech & FinTech.

Helped these start up raise equity and debt, improve the health of the business using financial prudence, and implementing systems for statutory compliance. Have also been instrumental in helping a startup as a business development consultant by establishing and developing new channels of business.

Sharadh Jois

Board of Directors

Sharadh has a passion for science and engineering. He is a thoroughbred nanoscale engineer - he received his B.S in 2016 and M.S. in 2018 from the College of Nanoscale Science and Engineering at SUNY Polytechnic Institute in Albany, NY. He believes that a DLT solution like Aurigraph can rapidly improve track and trace problems in semiconductor manufacturing. A typical large semiconductor manufacturer makes over a million wafers containing computer chips with billions of nanoscale transistors that go through thousands of processes steps, making failure analysis a very big challenge. He’s expected to complete his PhD in Nanoscale Engineering by the end of 2022, during which he has explored the world of 2D materials to make next generation devices for computing.